Viacom International Inc.       Viacom Broadcasting
        1515 Broadway                   Viacom Cable
        New York, NY 10036-5794         Viacom Entertainment
                                        Viacom Networks
        Philippe P. Dauman
        Senior Vice President
        General Counsel and Secretary


                                                                   VIACOM


                              February 10, 1994


Board of Directors
Paramount Communications Inc.
15 Columbus Circle
New York, New York

Attn: Donald Oresman,
      Executive Vice President and General Counsel

Ladies and Gentlemen:

     Since February 1, 1994, there have been persistent reports in The New
                                                                   -------
York Times, The Wall Street Journal and other publications that BellSouth
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and other co-investors in QVC's tender may support the price of QVC's stock through open-market purchases. Press reports on February 9 and 10 indicated that at meetings with Paramount investors this week, representatives of QVC not only stated that QVC is considering changing its offer for Paramount, but also explicitly claimed that BellSouth and perhaps other co-investors of QVC might engage in open-market purchases of QVC's stock in order to support its price. Several of the investors and analysts who attended these meetings have confirmed to either Viacom or Smith Barney Shearson that the press accounts of these meetings are true.

     Viacom believes that these reported statements are a backdoor attempt by QVC to change its offer after the February 1 deadline established by the Paramount Board and are a clear violation of the bidding procedures that QVC contractually agreed to follow. In addition, the reported statements seem explicitly designed to support QVC's stock price, manipulate the market's perception of QVC's offer, prevent Viacom from obtaining 50.1% of Paramount's outstanding shares on February 14, and generally confuse the market concerning the bidding process established by the Paramount Board. Accordingly, the reported statements not only breach QVC's contractual obligations to Paramount but are on their face crude attempts at market manipulation in violation of federal securities law. This is especially

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true given that there are serious legal and regulatory obstacles to
BellSouth making market purchases of QVC stock even if it wanted to do so.

     Viacom has meticulously complied with the Paramount Board's bidding procedures and views QVC's and its co-investors' statements as serious violations of the bidding rules and securities laws. Any failure to enforce the procedures would constitute a material breach of our agreement. We urge you, in the interests of Paramount and its shareholders, to take vigorous action to stop QVC's abuse of a process designed to let the shareholders decide which of our two final bids is better without exposing the shareholders to all of the risks inherent in further delays. For our part, we will monitor the situation and will consider all options and remedies available to us under the Merger Agreement and the federal securities laws if QVC's violations interfere with the letter, spirit and intent of the procedures we all accepted.


                              Very truly yours,

                              /s/ Philippe P. Dauman

                              Philippe P. Dauman


PPD/no